

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
Luisa Ingargiola
Chief Financial Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

>   **Re: MagneGas Corporation**
>   **Amendment No.1 to**
>   **Registration Statement on Form S-3**
>   **Filed April 10, 2013**
>   **File No. 333-186027**

Dear Ms. Ingargiola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to our prior comment 2; however; we are unable to locate any EDGAR filing supporting your assertion that you completed a public sale of your common stock prior to December 8, 2011. As such, it appears that you are an emerging growth company. Please revise your disclosure as requested in our prior comment or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc(via e-mail): Gregg E. Jaclin, Esq.